SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ASCEND ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

04350H 308
(CUSIP Number)

Jonathan J. Ledecky 970 West Broadway, PMB 402 Jackson, Wyoming 83001 307-633-2831
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04350H 308	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan J. Ledecky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,293,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,293,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,293,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 04350H 308	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ironbound Partners Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,293,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,293,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,293,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, OO

CUSIP No. 04350H 308	SCHEDULE 13D	Page 4 of 7 Pages

This Schedule 13D is filed by Jonathan J. Ledecky (“Ledecky”) and Ironbound Partners Fund, LLC (“Ironbound”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Ascend Acquisition Corp., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 7,931,675 shares of Common Stock outstanding as of January 21, 2011.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer.  The Issuer’s principal executive offices are located at 970 West Broadway, PMB 402, Jackson, Wyoming 83001.

Item 2.  Identity and Background.

Each of Ledecky’s and Ironbound’s business address is 970 West Broadway, PMB 402, Jackson, Wyoming 83001.  Ledecky has been the chief executive officer of the Issuer and a member of its Board of Directors (“Board”) since January 21, 2011 and is the sole member of Ironbound.  Ironbound is a private investment management fund.

Neither Ledecky nor Ironbound has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Ledecky nor Ironbound has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ledecky is a citizen of the United States.  Ironbound is a Delaware limited liability company.

Item 3.  Sources of Funds.

Ironbound utilized its working capital as the consideration to make the purchase referred to in Item 4 below.

Item 4.  Purpose of Transaction.

On January 21, 2011, the Issuer entered into and consummated a Stock Purchase Agreement (the “Purchase Agreement”) with Ironbound and Don K. Rice (“Rice”), a member of the Board and the Issuer’s former chief executive officer, president and treasurer.  Pursuant to the Purchase Agreement, Ironbound purchased an aggregate of 7,293,550 shares of Common Stock of the Issuer from Rice for an aggregate purchase price of $310,000.  Ironbound acquired the shares of Common Stock described in this Schedule 13D for investment purposes.  Prior to the consummation of the Purchase Agreement, neither Ironbound nor Ledecky owned any other shares of capital stock of the Issuer.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 5 of 7 Pages

Pursuant to the Purchase Agreement, Ledecky was appointed as a member of the Board and as the Issuer’s chief executive officer.  Additionally, Rice resigned from all of his officer positions with the Issuer and Stephen Brown, a member of the Board, resigned from his position as a director of the Issuer.

The parties to the Purchase Agreement have agreed that as soon as practicable after the tenth day after the mailing of the Information Statement (defined below) to the Issuer’s stockholders, Rice shall resign from the Board and, immediately after such resignation, the Board will be comprised of a number of members established by Ledecky, the sole remaining director of the Issuer, all of whom shall be nominated by Ironbound.  As of the date of this Schedule 13D, Ironbound has not nominated any such members to the Board.

The Issuer has agreed to prepare and file with the Securities and Exchange Commission, and thereafter mail, an information statement (“Information Statement”) pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of notifying the Issuer’s stockholders of the above-referenced transactions and change in the majority of the Board as soon as practicable.

At the date of this Schedule 13D, neither Ledecky nor Ironbound, except as set forth in this Schedule 13D, and consistent with Ledecky’s position as a director and chief executive officer of the Issuer, has any plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

CUSIP No. 04350H 308	SCHEDULE 13D	Page 6 of 7 Pages

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Each of Ledecky and Ironbound is deemed to be the beneficial owner of 7,293,550 shares of the Issuer’s Common Stock, or approximately 92.0% of the Issuer’s outstanding Common Stock.  Ledecky and Ironbound have sole voting and dispositive power over such shares.

In the past 60 days, Ironbound effected the transactions described under Item 4 above and such transactions are incorporated by reference herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Issuer’s initial public offering, Rice and the Issuer entered into a registration rights agreement providing for registration rights with respect to certain of the shares held by Rice.  In connection with the Purchase Agreement, these rights were assigned by Rice to Ironbound.  Accordingly, pursuant to the registration rights agreement, Ironbound has the right to demand that the Issuer register certain of the shares of Common Stock of the Issuer acquired by it as described in this Schedule 13D.  In addition, Ironbound has certain “piggy-back” registration rights on registration statements filed by the Issuer. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Item 7.  Material to be filed as Exhibits.

1.	Stock Purchase Agreement made by and among the Issuer, Don K. Rice and Ironbound Partners Fund, LLC.
2.	Registration Rights Agreement (Incorporated by reference to the Issuer’s Registration Statement on Form S-1 or amendments thereto (SEC File No. 333-131529)).
3.	Joint Filing Agreement.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 21, 2011

/s/ Jonathan J. Ledecky
Jonathan J. Ledecky

IRONBOUND PARTNERS FUND, LLC

By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky, Manager